Exhibit 99.1
SINA Reports First Quarter 2011 Financial Results
SHANGHAI, China—May 11, 2011—SINA Corporation (NASDAQ GS: SINA) , a leading online media company and mobile value-added service (“MVAS”) provider for China and the global Chinese communities, today announced its unaudited financial results for the first quarter ended March 31, 2011.
First Quarter 2011 Highlights
•	Net revenues grew 18% year over year to $100.2 million. Non-GAAP net revenues grew 19% year over year to $95.5 million, reaching the high end of the Company’s previous guidance of between $93 million and $96 million.

•	Advertising revenues grew 33% year over year to $72.3million, within the Company’s previous guidance of between $71 million and $73 million.

•	Non-advertising revenues decreased 9% year over year to $27.9 million. Non-GAAP non-advertising revenues decreased 11% year over year to $23.2 million, exceeding the previous guidance of between $22 million and $23 million.

•	Net income attributable to SINA for the first quarter of 2011 was $15.0 million, or $0.23 diluted net income per share attributable to SINA. Non-GAAP net income attributable to SINA decreased 24% year over year to $16.9 million, or $0.25 non-GAAP diluted net income per share attributable to SINA.
“SINA’s online advertising growth was strong in the first quarter, despite a high comparison basis from last year” said Charles Chao, CEO of SINA, “The momentum for Weibo adoption is building across China. With the launch of the official Weibo.com, registered users for Weibo recently surpassed 140 million. We hope to ride this momentum and further expand Weibo’s user base and user stickiness by significantly increasing our investment in the coming quarters.”
First Quarter 2011 Financial Results
For the first quarter of 2011, SINA reported net revenues of $100.2 million, compared to $85.0 million for the same period last year. Non-GAAP net revenues for the first quarter of 2011 totaled $95.5 million, compared to $80.3 million for the same period last year. Advertising revenues for the first quarter of 2011 were $72.3 million, compared to $54.3 million for the same period last year.
Non-advertising revenues for the first quarter of 2011 totaled $27.9 million, compared to $30.7 million for the same period last year. MVAS revenues for the first quarter of 2011 amounted to $21.3 million, compared to $24.6 million for the same period last year. The year over year decline in MVAS revenues was primarily due to China Mobile implementing a series of measures in late 2009 and early 2010.
Gross margin for the first quarter of 2011 was 53%, down from 57% for the same period last year. Advertising gross margin for the first quarter of 2011 was 54%, compared to 56% for the same period last year. Non-GAAP advertising gross margin for the first quarter of 2011 was 55%, compared to 58% for the same period last year. The decline in non-GAAP advertising gross margin was due to higher spending in bandwidth and content, mostly related to our microblog Weibo and video initiatives. MVAS gross margin for the first quarter of 2011 was 39%, compared to 49% for the same period last year. The decline in MVAS gross margin was primarily due to product mix and increased revenue sharing with MVAS partners.
Operating expenses for the first quarter of 2011 totaled $41.8 million, compared to $33.5 million for the same period last year. Non-GAAP operating expenses for the first quarter of 2011 were $39.1 million, compared to $27.8 million for the same period last year. The increase in non-GAAP operating expenses was primarily due to higher personnel-related expenses and increased marketing expenditures in connection with our Weibo product.
Operating income for the first quarter of 2011 was $11.5 million, compared to $14.6 million for the same period last year. Non-GAAP operating income for the first quarter of 2011 was $10.1 million, compared to $16.7 million for the same period last year.
Non-operating income for the first quarter of 2011 was $5.0 million, compared to $11.6 million for the same period last year. The decrease in non-operating income mainly related to a $7.2 million gain SINA recognized in the first quarter of 2010, which represented its portion of a gain China Real Estate Information Corporation (“CRIC”), its investee company, recognized from the acquisition of China Online Housing Technology Corporation (“COHT”). Non-GAAP equity income from CRIC, which is recorded one quarter in arrears, was $5.9 million for the first quarter of 2011 and for the comparable period last year.
Provision for income taxes for the first quarter of 2011 was $1.7 million, compared to $1.9 million for the same period last year.
Net income attributable to SINA for the first quarter of 2011 was $15.0 million, compared to $24.4 million for the same period last year. The year over year decrease in net income attributable to SINA was owing to increased marketing and engineering expenses related to our Weibo and video initiatives. Diluted net income per share attributable to SINA for the first quarter of 2011 was $0.23, compared to $0.37 for the same period last year. Non-GAAP net income attributable to SINA for the first quarter of 2011 was $16.9 million, compared to $22.3 million for the same period last year. Non-GAAP diluted net income per share attributable to SINA for the first quarter of 2011 was $0.25, compared to $0.34 for the same period last year.
As of March 31, 2011, SINA’s cash, cash equivalents and short-term investments totaled $830.5 million, compared to $882.8 million as of December 31, 2010. The decrease in cash balance was mainly due to acquiring approximately 19% interest in Mecox Lane Limited as described in the Investment section below. Cash flow from operating activities for the first quarter of 2011 was $21.9 million, compared to $18.2 million for the same period last year.

Subsequent to December 31, 2010, the Company issued approximately 3.7 million new ordinary shares to settle conversion requests equivalent to $96.1 million in convertible bonds.
Investment
In March 2011, the Company purchased 77.0 million ordinary shares (equivalent to 11.0 million American Depositary Shares or ADSs), or approximately 19% of Mecox Lane’s issued and outstanding shares (the “Purchase Shares”) of Mecox Lane Limited (“Mecox Lane”) for an aggregate purchase price of $66.0 million, or $0.8571 per share, equivalent to $6.00 per ADS (the “Mecox Lane Transaction”). The Company has the right to nominate one member to Mecox Lane’s board of directors. The Purchase Shares are subject to a one-year lock-up starting from the closing date of the Mecox Transaction on March 25, 2011. The Company also has a two-year option from the closing date to purchase an additional 48.3 million ordinary shares (equivalent to 6.9 million ADS) of Mecox Lane with an exercise price of $1.1429 per share, equivalent to $8.00 per ADS.
Business Outlook
SINA estimates that its non-GAAP net revenues for the second quarter of 2011 will be between $112 million and $115 million, with advertising revenues to be between $90 million and $92 million and non-GAAP non-advertising revenues to be between $22 million and $23 million. Non-GAAP net revenues and non-GAAP non-advertising revenues exclude the recognition of $4.7 million in deferred license revenue related to SINA’s equity investment in CRIC.
Non-GAAP Measures
This release contains financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). These non-GAAP financial measures, which are used as measures of SINA’s performance, should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with GAAP. The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.
Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.” These non-GAAP measures include non-GAAP net revenues, non-GAAP gross profit, non-GAAP advertising gross margin, non-GAAP operating expenses, non-GAAP income from operations, non-GAAP net income (loss) attributable to SINA and non-GAAP diluted net income (loss) per share attributable to SINA.
The Company’s management uses non-GAAP financial measures to gain an understanding of the Company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The Company’s non-GAAP financial measures exclude certain items, including stock-based compensation, amortization of intangible assets, recognition of deferred revenues and gain/loss resulting from the disposal, purchase or impairment of a business, investment or non-controlling interest in a subsidiary from its internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the Company’s management in their financial and operating decision-making, because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: 1) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and 2) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company’s management further believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of its core operating results and business outlook.
The Company’s management believes excluding stock-based compensation from its non-GAAP financial measures is useful for itself and investors, as such expense will not result in future cash payment and is not an indicator used by management to measure the Company’s core operating results and business outlook.
The Company’s management believes excluding the amortization expense of intangible assets from its non-GAAP financial measures is useful for itself and investors, because it enables a more meaningful comparison of the Company’s cash performance between reporting periods. In addition, such charges will not result in cash settlement in the future and is not an indicator used by management to measure the Company’s core operating results and business outlook.
The Company’s management believes excluding the recognition of deferred revenues, mostly relating to the license agreements resulting from SINA injecting its online real estate advertising business into its majority-owned subsidiary COHT and exchanging its interest in COHT for approximately 33% interest in CRIC upon the successful listing of CRIC on the NASDAQ Global Select Market in October 2009, from its non-GAAP financial measures is useful for itself and investors, because it enables a more meaningful comparison of the Company’s revenue performance between reporting periods. In addition, such revenues will not result in cash settlement in the future and is not an indicator used by management to measure the Company’s core operating results and business outlook.
The Company’s non-GAAP equity income from its interest in net income attributable to CRIC excludes stock-based compensation, amortization expense of intangible assets and gains from the purchase of a business, which are consistent with the Company’s adjusted items to calculate non-GAAP measures.
The Company’s management believes excluding gain/loss resulting from the disposal, purchase or impairment of a business, investment or non-controlling interest in a subsidiary from its non-GAAP financial measure of net income attributable to SINA is useful for itself and investors, because such gains/losses are not indicative of the Company’s core operating results.
The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect the Company’s operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to the Company. Management compensates for these limitations by also considering the Company’s financial results as determined in accordance with GAAP.
Conference Call
SINA will host a conference call at 9 p.m. Eastern Time to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available from 9p.m. — 10p.m. Eastern Time on, May 11, 2011 (9a.m. — 10a.m. Beijing Time on May 12 , 2011). The webcast can be accessed through the Company’s corporate website at http://corp.sina.com. A dial-in to the conference is also available. Dial-in details are as follows:

US:	+1 617 786 2905
UK:	+44 207 365 8426
Hong Kong:	+852 3002 1672
Passcode for all regions:	57165140
A replay of the conference call will be available through midnight Eastern Time, May 18, 2011. The dial-in number is + 1617 213 4164. The pass code for the replay is 22636065.
About SINA
SINA is a leading online media company and mobile value-added service provider in China and for the global Chinese communities. With a branded network of localized websites targeting Greater China and overseas Chinese, the Company provides services mainly through SINA.com (online news and content), Weibo.com (microblog) and SINA Mobile (MVAS). Through these businesses, properties and other business lines, SINA offers an array of services, including region-focused online portals, MVAS, microblog, blog, video and music streaming, photo sharing, online games, email, search, classified listings, fee-based services, e-commerce and enterprise e-solutions. The Company generates the majority of its revenues from online advertising and MVAS offerings and, to a lesser extent, from fee-based services.
Safe Harbor Statement
This announcement contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in the “Business Outlook” section, in the “Investment” section, in the discussion on MVAS gross margin and in quotations from management in this press release). SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in its proxy statements, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. SINA assumes no obligation to update the forward-looking statements in this release and elsewhere. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, SINA’s limited operating history, the current global financial and credit market crisis and its impact on the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the Company’s quarterly operating results, the Company’s reliance on online advertising sales and MVAS for a majority of its revenues, any failure to successfully develop, introduce, drive adoption of or monetize new features and products, including Weibo and MVAS products, the Company’s reliance on mobile operators in China to provide MVAS, changes by mobile operators in China to their policies for MVAS, any failure to successfully integrate acquired businesses, risks associated with CRIC, impairment of its investments and any failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s Annual Report on Form 20-F for the year ended December 31, 2009 and its other filings with the Securities and Exchange Commission.
Contact:
Cathy Peng
SINA Corporation
Phone: 8610-82628888 x 3112
Email: ir@staff.sina.com.cn

SINA CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollar in thousands, except per share data)

	Three months ended
	March 31,		December 31,
	2011	2010	2010
Net revenues:
Advertising	$72,345	$54,279	$82,451
Non-advertising	27,866	30,722	27,503

	100,211	85,001	109,954

Cost of revenues:
Advertising (a)	33,088	24,002	32,971
Non-advertising	13,763	12,869	13,478

	46,851	36,871	46,449

Gross profit	53,360	48,130	63,505

Operating expenses:
Sales and marketing (a)	25,718	17,050	20,230
Product development (a)	10,263	7,685	9,696
General and administrative (a)	5,596	6,206	6,296
Amortization of intangibles	258	2,600	249

	41,835	33,541	36,471

Income from operations	11,525	14,589	27,034

Non-operating income:
Interest and other income, net	2,692	1,593	2,255
Earnings from equity investments, net	2,348	9,991	1,127
Impairment in equity investment	—	—	(128,554)

	5,040	11,584	(125,172)

Income (loss) before income taxes	16,565	26,173	(98,138)
Provision for income taxes	(1,669)	(1,898)	(1,921)

Net income (loss)	14,896	24,275	(100,059)
Less: Net loss attributable to the noncontrolling interest	(111)	(78)	(73)

Net income (loss) attributable to SINA	$15,007	$24,353	$(99,986)

Basic net income (loss) per share attributable to SINA	$0.24	$0.40	$(1.62)

Diluted net income (loss) per share attributable to SINA	$0.23	$0.37	$(1.62)

Shares used in computing basic net income (loss) per share attributable to SINA	62,942	60,924	61,626
Shares used in computing diluted net income (loss) per share attributable to SINA	66,659	65,504	61,626

(a) Stock-based compensation included was as follows:
Cost of revenues — advertising	$609	$1,021	$590
Sales and marketing	520	753	522
Product development	430	652	383
General and administrative	1,485	1,732	1,592

SINA CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. Dollar in thousands)

	March 31,	December 31,
	2011	2010
Assets
Current assets:

Cash and cash equivalents	$577,590	$643,619
Short-term investments	252,935	239,216
Accounts receivable, net	79,727	89,843
Other current assets	37,845	35,981

Total current assets	948,097	1,008,659

Property and equipment, net	42,080	33,289
Goodwill and intangible assets, net	85,319	85,574
Investments	589,496	508,113
Other assets	497	455

Total assets	$1,665,489	$1,636,090

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$5,251	$3,963
Accrued liabilities	123,135	128,050
Income taxes payable	18,694	17,011
Convertible debt	25,753	99,000

Total current liabilities	172,833	248,024

Long-term deferred revenue	140,588	145,274
Other long-term liabilities	2,288	2,266

Total liabilities	315,709	395,564

Shareholders’ equity
SINA shareholders’ equity	1,348,661	1,239,308
Noncontrolling interest	1,119	1,218

Total shareholders’ equity	1,349,780	1,240,526

Total liabilities and shareholders’ equity	$1,665,489	$1,636,090

SINA CORPORATION
UNAUDITED SEGMENT INFORMATION
(U.S. Dollar in thousands)

	Three months ended
	March 31,		December 31,
	2011	2010	2010
Net revenues
Advertising	$72,345	$54,279	$82,451
Mobile related	21,287	24,554	21,007
Others	6,579	6,168	6,496

	$100,211	$85,001	$109,954

Cost of revenues
Advertising	$33,088	$24,002	$32,971
Mobile related	12,961	12,424	12,787
Others	802	445	691

	$46,851	$36,871	$46,449

SINA CORPORATION
UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS
(U.S. Dollar in thousands, except per share data)

	Three months ended				Three months ended				Three months ended
	March 31, 2011				March 31, 2010				December 31, 2010
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results
Advertising revenues	$72,345			$72,345	$54,279			$54,279	$82,451			$82,451
Non-advertising revenues	27,866	(4,686)	(c)	23,180	30,722	(4,686)	(c)	26,036	27,503	(4,916)	(c)	22,587

Revenues	$100,211	$(4,686)		$95,525	$85,001	$(4,686)		$80,315	$109,954	$(4,916)		$105,038

		609	(a)			1,021	(a)			590	(a)
		(4,686)	(c)			(4,686)	(c)			(4,916)	(c)

Gross profit	$53,360	$(4,077)		$49,283	$48,130	$(3,665)		$44,465	$63,505	$(4,326)		$59,179

		(2,435)	(a)			(3,137)	(a)			(2,497)	(a)
		(258)	(b)			(2,600)	(b)			(249)	(b)

Operating expenses	$41,835	$(2,693)		$39,142	$33,541	$(5,737)		$27,804	$36,471	$(2,746)		$33,725

		3,044	(a)			4,158	(a)			3,087	(a)
		258	(b)			2,600	(b)			249	(b)
		(4,686)	(c)			(4,686)	(c)			(4,916)	(c)

Income from operations	$11,525	$(1,384)		$10,141	$14,589	$2,072		$16,661	$27,034	$(1,580)		$25,454

										3,087	(a)
		3,044	(a)			4,158	(a)			249	(b)
		258	(b)			2,600	(b)			(4,916)	(c)
		(4,686)	(c)			(4,686)	(c)			3,614	(d)
		3,283	(d)			(4,094)	(d)			128,554	(e)

Net income (loss) attributable to SINA	$15,007	$1,899		$16,906	$24,353	$(2,022)		$22,331	$(99,986)	$130,588		$30,602

Diluted net income (loss) per share attributable to SINA	$0.23			$0.25	$0.37			$0.34	$(1.62)			$0.46

Shares used in computing diluted net income (loss) per share attributable to SINA	66,659			66,659	65,504			65,504	61,626			66,389

Gross margin — advertising	54%	1%		55%	56%	2%		58%	60%	1%		61%

(a)	To adjust stock-based compensation related to employee incentives.

(b)	To adjust amortization of intangible assets.

(c)	To adjust the recognition of deferred revenue mostly related to the license agreements resulting from the CRIC Transaction.

(d)	To adjust share of CRIC’s GAAP to Non-GAAP reconciling items, net of share of amortization of CRIC’s intangibles not on CRIC’s books.

(e)	To adjust impairment of equity investment in CRIC

UNAUDITED RECONCILIATION OF SINA’S SHARE OF CRIC’S NON-GAAP TO GAAP RESULTS

	Three months ended			Three months ended			Three months ended
	March 31, 2011			March 31, 2010			December 31, 2010
			Non-GAAP			Non-GAAP			Non-GAAP
	Actual	Adjustments	Results	Actual	Adjustments	Results	Actual	Adjustments	Results
To adjust stock-based compensation		$996			$1,290			$1,327
To adjust amortization expenses of intangible assets resulting from business acquisitions		1,503			1,699			1,503
To adjust gains from the purchase of a business:
Income from investment in affiliates*		—			(7,155)			—
Gain from settlement of pre-existing relationship with COHT		—			(701)			—

Equity income from CRIC	$3,364	$2,499	$5,863	$10,806	$(4,867)	$5,939	$2,222	$2,830	$5,052
Share of amortization of CRIC’s intangibles not on CRIC’s books	$(784)	$784	$—	$(773)	$773	$—	$(784)	$784	$—

	$2,580	$3,283	$5,863	$10,033	$(4,094)	$5,939	$1,438	$3,614	$5,052

*	Represents the excess of fair value over the carrying amount recognized as a result of acquisition of COHT.